

Hilltop Securities Inc.

Statement of Financial Condition
As of December 31, 2022
With Report of Independent Registered Public Accounting Firm

Filed pursuant to Rule 17a(3)(3) under the
Securities Exchange Act of 1934
as a PUBLIC DOCUMENT

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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING January 1, 2022 (MM/DD/YY) AND ENDING December 31, 2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Hilltop Securities Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

717 N. Harwood Street, Suite 3400
(No. and Street)

Dallas	TX	75201
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Laura Leventhal	214-859-1026	laura.leventhal@hilltopsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers, LLP
(Name – if individual, state last, first, and middle name)

212 N. Pearl Street	Dallas	TX	75201
(Address)	(City)	(State)	(Zip Code)

October 20, 2003	238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, M. Bradley Winges _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Hilltop Securities Inc. _____ , as of 12/31 _____ , 2 022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

VILMA I. GALVAN
Notary Public, State of Texas
Comm. Expires 02-17-2026
Notary ID 10749327

Signature

Title:
President and Chief Executive Officer

Vilma I. Galvan

Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Hilltop Securities Inc.
Statement of Financial Condition
Index
December 31, 2022



pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Hilltop Securities Inc.

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Hilltop Securities Inc. (the "Company") as of December 31, 2022, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 24, 2023

We have served as the Company's or its predecessor's auditor since 2013.

PricewaterhouseCoopers LLP, 2121 North Pearl Street, Suite 2000, Dallas, Texas 75201
T: (214) 999 1400, www.pwc.com/us

Hilltop Securities Inc.
Statement of Financial Condition
December 31, 2022

(dollars in thousands, except par and redemption values)

Assets

Cash	$	13,160
Assets segregated for regulatory purposes		67,737
Receivable from brokers, dealers and clearing organizations		1,263,206
Receivable from clients, net of allowance for credit losses of $234		282,399
Securities owned, at fair value		749,980
Securities purchased under agreements to resell		118,070
Goodwill		7,008
Customer intangibles, net of accumulated amortization of $15,049		1,751
Operating lease right-of-use assets		29,203
Fixed assets, at cost, less accumulated depreciation of $30,069		27,984
Deferred tax asset, net		9,844
Other assets and receivables, net of allowance for credit losses of $3,019 (including $7,642 due from affiliates)		80,463
Total assets	$	2,650,805

Liabilities and Stockholder's Equity

Short-term borrowings	$	57,500
Payable to brokers, dealers and clearing organizations (including $5,274 due to affiliate)		971,744
Payable to clients (including $300 clearing deposit due to affiliate)		294,316
Drafts payable		17,265
Securities sold, not yet purchased, at fair value		53,023
Securities sold under agreements to repurchase		375,288
Commercial paper		217,592
Notes payable due to affiliate		56,250
Operating lease liabilities		41,789
Subordinated debt due to affiliate		42,000
Accrued expenses and other liabilities (including $18,838 due to affiliates)		133,104
Total liabilities		2,259,871

Stockholder's equity:		
Series A preferred stock, $20 par value, $1,000 redemption value; authorized 100,000 shares; no shares issued and outstanding		-
Class A voting common stock of $1 par value; authorized 10,000 shares; issued and outstanding 2,820 shares		3
Class B nonvoting common stock of $1 par value; authorized 10,000 shares; none issued		-
Additional paid-in capital		298,889
Retained earnings		92,042
Total stockholder's equity		390,934
Total liabilities and stockholder's equity	$	2,650,805

The accompanying notes are an integral part of this financial statement.

Hilltop Securities Inc.
Notes to the Statement of Financial Condition
December 31, 2022
(dollars in thousands, except par and redemption values)

1.   Organization

Hilltop Securities Inc. (the "Company"), a Delaware Company and a wholly owned subsidiary of Hilltop Securities Holdings LLC ("Securities Holdings"), a wholly owned subsidiary of Hilltop Holdings Inc. ("Parent"), is a New York Stock Exchange ("NYSE") member broker-dealer, a registered investment advisor, a member of the Financial Industry Regulatory Authority ("FINRA") and a member of the Securities Investor Protection Corporation ("SIPC"). The Company is registered with the Securities and Exchange Commission (the "SEC") as a broker-dealer under the Securities Exchange Act of 1934 ("Exchange Act") and as a registered investment advisor under the Investment Advisors Act of 1940. The Company is also registered with the Commodity Futures Trading Commission ("CFTC") as a non-guaranteed introducing broker and is a member of the National Futures Association ("NFA").

2.   Summary of Significant Accounting Policies

Securities Transactions
Proprietary securities transactions are recorded on trade date. Clients' securities and commodities transactions are reported on a settlement date basis.

Marketable securities are valued at fair value, based on quoted market prices, and securities not readily marketable are valued at fair value as determined by management. The Company evaluates fair value measurements by considering observable data that may include prices from independent pricing services, dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution data, and the financial instruments' terms and conditions, among other factors.

The net receivable or payable arising from unsettled trades is reflected in receivable from or payable to brokers, dealers and clearing organizations in the statement of financial condition.

Fixed Assets and Depreciation
Fixed assets are comprised of furniture and equipment ($14,402) and leasehold improvements ($13,582) which are stated at cost, less accumulated depreciation. Depreciation of furniture and equipment is provided over the estimated useful lives of the assets (from three to seven years), and depreciation on leasehold improvements is provided over the shorter of the useful life or the lease term (up to eleven years) using the straight-line method. Additions, improvements and expenditures for repairs and maintenance that significantly extend the useful life of an asset are capitalized. Other expenditures for repairs and maintenance are charged to expense in the period incurred.

Goodwill and Customer Intangibles
Goodwill represents the excess of cost over the fair value of the net assets acquired. The Company performs required annual impairment tests of its goodwill as of October 1st. The goodwill impairment test requires the Company to make judgments in determining what assumptions to use in the calculation. The process consists of estimating the fair value of the Company based on valuation techniques, including a discounted cash flow model using revenue and profit forecasts and recent industry transactions and trading multiples of the Company's peers, and comparing those estimated fair values with the carrying values of the assets and liabilities of the Company, which includes goodwill. If the estimated fair value is less than the carrying value, the Company recognizes an impairment charge for the amount by which the carrying amount exceeds the Company's fair value; however, the loss recognized will not exceed the total amount of goodwill recorded.

Hilltop Securities Inc.
Notes to the Statement of Financial Condition
December 31, 2022
(dollars in thousands, except par and redemption values)

At October 1, 2022, the Company determined that the estimated fair value of the Company exceeded its carrying value. As a result, the Company concluded that the Company's goodwill was not impaired.

The Company recorded two separate customer relationship intangibles as part of the acquisition of First Southwest Company, LLC ("FSC") by the Parent in November 2012 and the merger of SWS Group, Inc., the former parent of the Company, with the Parent in January 2015, which are being amortized over a 12 and 14 year period, respectively, at a rate based on the sum of the year's digits.

The Company determined that no impairment for the Company's intangible assets was necessary during the year ended December 31, 2022.

The Company has experienced lower-than-forecasted operating results during 2022. Should future operating performance of the Company remain challenged and below forecasted projections, or significant assumptions such as expected future cash flows or the risk-adjusted discount rate used to estimate fair value are adversely impacted, there may be a risk of impairment. These conditions will continue to be considered during future impairment evaluations of goodwill of the Company.

While certain valuation assumptions and judgments may change to account for operating performance of the Company and overall economic conditions, the Company does not anticipate significant changes in methodology used to determine the fair value of its goodwill, intangible assets and other long-lived assets. The Company will continue to monitor developments regarding future operating performance, overall economic conditions, market capitalization, and any other triggering events or circumstances that may indicate an impairment in the future.

Resale and Repurchase Agreements
Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements or reverse repos) or sales of securities under agreements to repurchase (repurchase agreements or repos) are accounted for as collateralized financings. It is the policy of the Company to obtain possession of collateral with a fair value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate. Interest payable and interest receivable on these amounts are included in the statement of financial condition in other liabilities and other assets, respectively.

Leases
The Company determines if an arrangement is a lease at inception. Operating leases with a term of greater than one year are included in operating lease right-of-use ("ROU") assets and operating lease liabilities on the Company's statement of financial condition. The Company has lease agreements with lease and non-lease components, which are generally accounted for as a single lease component. Leases of low-value assets are assessed on a lease-by-lease basis to determine the need for statement of financial condition capitalization.

ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized on the lease commencement date based on the present value of lease payments over the lease term. As most of the Company's leases do not provide an implicit rate, the Company uses the incremental borrowing rate commensurate with the lease term based on the information available at the lease commencement date in determining the present value of lease payments. No significant judgments or assumptions were involved in developing the estimated operating

Hilltop Securities Inc.
Notes to the Statement of Financial Condition
December 31, 2022
(dollars in thousands, except par and redemption values)

lease liabilities as the Company's operating lease liabilities largely represent the future rental expenses associated with operating leases, and the incremental borrowing rates are based on publicly available interest rates. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. The Company's lease terms may include options to extend or terminate the lease. These options to extend or terminate are assessed on a lease-by-lease basis, and the ROU assets and lease liabilities are adjusted when it is reasonably certain that an option will be exercised.

Internal Use Software
The Financial Accounting Standards Board's Accounting Standards Update ("ASU") 2018-15 aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include internal-use software licenses). The Company's service contracts in a cloud computing arrangement (hosting arrangement) are capitalized according to policy, amortized over the term of the hosting arrangement and included in the statement of financial condition in other assets.

Securities Borrowing and Lending Activities
Securities borrowed and securities loaned transactions are generally reported as collateralized financings. Securities borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the fair value of securities loaned. The Company monitors the fair value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Securities borrowed and securities loaned transactions are recorded at the amount of cash collateral advanced or received adjusted for additional collateral obtained or received. Securities borrowed and securities loaned, as well as the interest accrued on such transactions are included in the statement of financial condition in receivables from and payables to brokers, dealers and clearing organizations.

Drafts Payable
In the normal course of business, the Company uses drafts to make payments relating to its brokerage transactions. These drafts are presented for payment through an unaffiliated bank and are sent to the Company daily for review and acceptance. Upon acceptance, the drafts are paid.

Cash Flow Reporting
The Company considers cash to include cash on hand and in bank accounts. In addition, highly liquid debt instruments purchased with maturities of three months or less, when acquired, are considered to be cash equivalents. The Federal Deposit Insurance Corporation ("FDIC") insures deposit accounts up to $250. At December 31, 2022, the cash balances included $12,798 that was not federally insured because they exceeded federal insurance limits. This at-risk amount is subject to fluctuation on a daily basis.

Derivative Financial Instruments
The Company uses various derivative financial instruments to mitigate interest rate risk. The Company uses forward commitments to both purchase and sell mortgage backed securities to facilitate customer transactions and as a means to hedge related exposure to interest rate risk in certain inventory positions. Additionally, the Company uses U.S. treasury and Eurodollar futures, options, credit default swaps and municipal market data ("MMD") rate locks to hedge changes in the fair value of its securities.

Hilltop Securities Inc.
Notes to the Statement of Financial Condition
December 31, 2022
(dollars in thousands, except par and redemption values)

Derivative financial instruments arise from the execution of forward purchase commitments of mortgage-backed securities with certain clients, which allow those clients to make mortgage loans at agreed-upon rates. The Company hedges the interest rate risk generated by the forward purchase commitments by executing forward sales of to-be-announced mortgage-backed securities (TBA). The amount hedged is influenced by the Company's estimated ratio of the forward purchase commitments that will not be securitized into mortgage-backed securities as part of the program (fallout rate). The Company uses historical experience, changes in interest rates, and other factors to estimate the fallout rate.

The Company also utilizes a portfolio of exchange-traded derivative instruments to achieve a fair value return that economically hedges changes in the fair value of their securities products. These derivative instruments include both Eurodollar and treasury futures, options, credit default swaps and MMD rate locks.

While the forward purchase commitments, TBAs, and U.S. treasury and Eurodollar futures and options, credit default swaps and MMD rate locks meet the definition of a derivative under the provisions of ASC 815 "*Derivatives and Hedging*," they do not qualify for hedge accounting. These derivative securities are carried at fair value and recorded in other assets and other liabilities in the statement of financial condition with unrealized and realized gains recorded in net gains on principal transactions in the statement of income.

Derivative contracts expose the Company to credit risk, the risk that derivative counterparties may fail to meet their payment obligations under the derivative contracts and the collateral, if any, held by the Company proves to be of insufficient value to cover the payment obligation.

While derivative receivables expose the Company to credit risk, derivative payables expose the Company to liquidity risk, as the derivative contracts typically require the Company to post cash or securities collateral with counterparties as the fair value of the contracts moves in the counterparties' favor.

Income Taxes
The Company files consolidated federal and state income tax returns with its Parent. The Company provides for income taxes on a separate return basis, except that, under an agreement between the Parent and the Company, tax benefits are recognized for losses to the extent they can be used in the consolidated return. It is the policy of the Parent to reimburse its subsidiaries for any tax benefits recorded. Under a written tax-share agreement, the Parent collects from or refunds to the Company federal and state income taxes determined as if the Company filed separate income tax returns. In certain states, the Company pays and files on a separate company basis. The Company generally settles with the Parent on a quarterly basis for federal and unitary state income taxes estimated tax payments, yearly for the tax provision and yearly when the federal and unitary state tax returns are finalized.

For purposes of this financial statement, income taxes are computed on the benefits-for-loss method. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Hilltop Securities Inc.
Notes to the Statement of Financial Condition
December 31, 2022
(dollars in thousands, except par and redemption values)

The Company assesses the ability to realize its deferred tax assets based upon the weight of available evidence, both positive and negative. To the extent the Company believes that it is more likely than not that some portion or all of the deferred tax assets will not be realized, the Company will establish a valuation allowance.

Fair Value of Financial Instruments

Fair value accounting establishes a framework for measuring fair value. Under fair value accounting, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date in the principal market in which the reporting entity transacts. Further, fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, fair value accounting establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy.

The standard describes three levels of inputs that may be used to measure fair value:

- Level 1 — Quoted prices in an active market for identical assets or liabilities. Assets and liabilities utilizing Level 1 inputs include certain inventories held in the Company's securities owned and securities sold, not yet purchased portfolio. Valuation of these instruments does not require a high degree of judgment as the valuations are based on quoted prices in active markets that are readily available.

- Level 2 — Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities in active markets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Assets and liabilities utilizing Level 2 inputs include certain inventories held in the Company's securities owned and securities sold, not yet purchased portfolio and the Company's commitments to purchase and sell derivative securities, interest rate and credit default swaps. These financial instruments are valued by quoted prices that are less frequent than those in active markets or by models that use various assumptions that are derived from or supported by data that is generally observable in the marketplace. Valuations in this category are inherently less reliable than quoted market prices due to the degree of subjectivity involved in determining appropriate methodologies and the applicable underlying observable market assumptions.

- Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. These assets and liabilities would have significant inputs that could not be validated by readily determinable market data and generally would involve considerable judgment by management. The Company does not have any financial instrument assets or liabilities utilizing Level 3 inputs.

Recurring basis:

The following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying statement of financial condition, as well as the general classification of such instruments pursuant to the valuation hierarchy.

7

Hilltop Securities Inc.
Notes to the Statement of Financial Condition
December 31, 2022
(dollars in thousands, except par and redemption values)

Securities Owned and Securities Sold, Not Yet Purchased Portfolio and Derivatives (which are included in other assets and other liabilities on the statement of financial condition). Securities classified as Level 1 securities primarily consist of financial instruments whose values are based on quoted market prices in active markets such as corporate equity securities and U.S. government and government agency obligations primarily in U.S. treasury securities.

Securities classified as Level 2 securities include financial instruments that are valued using models or other valuation methodologies. These models are primarily industry standard models that consider various assumptions, including time value, yield curve, volatility factors, current market and contractual prices for the underlying financial instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. Securities in this category include corporate obligations, U.S. government and government agency obligations, municipal obligations, certificates of deposit, commercial paper and the Company's derivative securities.

Non-recurring basis:

The following methods and assumptions are typically used in estimating the fair value disclosures for financial instruments:

Cash — For cash, the carrying amount is a reasonable estimate of fair value.

Assets Segregated for Regulatory Purposes — Assets segregated for regulatory purposes may consist of cash and securities with carrying amounts that approximate fair value.

Broker-Dealer and Clearing Organization Receivables and Payables — The carrying amount approximates their fair value.

Client Receivables and Payables – The carrying amount approximates their fair value.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase — Securities purchased under agreements to resell are carried at the amounts at which the securities will subsequently be resold as specified in the agreements. Securities sold under repurchase agreements are reflected at the amount of cash received in connection with the transactions. The carrying amounts approximate fair value due to their short-term nature.

Other Assets and Receivables - The carrying amounts of other assets and receivables approximates their fair values.

Drafts Payable — The carrying amounts approximate their fair values.

Commercial Paper — The carrying amounts approximate fair value due to their short-term nature.

Note Payable Due to Affiliate —The fair values are estimated using discounted cash flow analysis based on current incremental borrowing rates for similar types of borrowing arrangements.

Hilltop Securities Inc.
Notes to the Statement of Financial Condition
December 31, 2022
(dollars in thousands, except par and redemption values)

     Subordinated Debt Due to Affiliate — The carrying amounts approximate fair value. The subordinated debt has no maturity date and may be paid at any time by the Company.

     Accrued Expenses and Other Liabilities - The carrying amounts of accrued expenses and other liabilities approximates their fair values.

Allowance for Credit Losses

The Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC") 326 *"Financial Instruments-Credit Loss"* ("CECL") sets forth a "current expected credit loss" model that requires entities to measure all credit losses expected over the life of an exposure (or pool of exposures) for financial instruments held at the reporting date based on historical experience, current conditions and reasonable and supportable forecasts.

     Receivable from brokers, dealers and clearing organizations
     The Company utilizes the collateral maintenance practical expedient for the broker-dealer and clearing organizations accounts that are included in the "receivable from brokers, dealers and clearing organizations" financial statement line item in the statement of financial condition. The accounts in this financial statement line item, which includes securities borrowed, are fully secured by securities and are appropriately marked-to-market on a daily basis. As a result, no reserve was recorded on this balance at December 31, 2022. The Company's receivables from broker-dealers and clearing organizations also include amounts receivable from unsettled trades, including amounts related to futures and options on futures contracts executed on behalf of customers, amounts receivable for securities failed to deliver, accrued interest receivables and cash deposits. A portion of the Company's trades and contracts are cleared through a clearing organization and settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties and has not experienced a default. As of December 31, 2022, the allowance for credit losses on receivables from broker-dealers and clearing organizations was not material.

     Receivables from Clients
     The allowance for credit losses for receivables from clients includes the allowance for credit losses for customer margin loan losses and correspondent receivables losses and represents management's estimate of the expected credit losses in the company's margin loan portfolio. The margin loan portfolio is monitored daily by Company personnel and is evaluated on an individual basis using the collateral maintenance practical expedient as described in CECL, with any unsecured or partially unsecured account balances at the end of the period reserved at 100%. The collateral maintenance practical expedient allows the Company to compare the fair value of the collateral of each loan as of the reporting date to loan value. The underlying collateral of the loans to customers and correspondents is marked to market daily and any required additional collateral is collected. The allowance for customer margin loan losses represents the amount of unsecured loan balances at the end of the period. The correspondent receivable account represents the net receivable from correspondents for the financing of the correspondent's securities inventory. The receivable is secured by the securities inventory held in custody by the Company.

Hilltop Securities Inc.
Notes to the Statement of Financial Condition
December 31, 2022
(dollars in thousands, except par and redemption values)

Other assets

The primary accounts included in other assets financial statement line item of the statement of financial condition that are subject to CECL are broker notes receivable, public finance services receivables, and various miscellaneous receivable amounts. For the broker notes receivable, the Company estimates the allowance for credit losses by considering credit quality indicators, such as historical recoverability of an outstanding broker note balance from employees that left the Company. As such, management uses a loss rate methodology to determine the required reserve. As of December 31, 2022, the reserves were $2,776. The broker notes receivable represents advances to new brokers that are hired. The broker notes are amortized on a straight-line basis over a period ranging from 3-9 years. These accounts are reserved at 100% if the broker has terminated employment and the advance repayment is in question. Past loss history is used to estimate the reserve required for the actively employed brokers. For the public finance services receivables and various other smaller accounts grouped in other assets, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company has not experienced a default with the counterparties. As a result, the reserves are estimated using a loss rate methodology. These reserves totaled $243. Total CECL reserves included in the other assets financial statement line item on the statement of financial condition totaled $3,019 at December 31, 2022.

Securities purchased under agreements to resell

As stated above under *Resale and Repurchase Agreements*, it is the Company's policy to obtain possession of collateral with a fair value equal to or in excess of the principal amount. The collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate. As such, the Company evaluated the securities purchased under agreements to resell using the collateral maintenance practical expedient as described in CECL, with any unsecured or partially unsecured account balances at the end of the period reserved at 100%.

At December 31, 2022, the Company had allowances for credit losses recorded in the statement of financial condition related to the following:

	Balance December 31, 2022	Allowance for Credit Losses
Receivable from brokers, dealers and clearing organizations	$ 1,263,206	$ -
Receivable from clients	282,633	(234)
Securities purchased under agreements to resell	118,070	-
Other assets:		
Broker notes receivables	11,083	(2,776)
Public finance receivables	2,116	(24)
Other	70,283	(219)
	$ 1,747,391	$ (3,253)

Hilltop Securities Inc.
Notes to the Statement of Financial Condition
December 31, 2022
(dollars in thousands, except par and redemption values)

Use of Estimates
The preparation of this financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Subsequent Events
The Company has performed an evaluation of subsequent events from January 1, 2023 through February 24, 2023, the date of issuance of the financial statement. There have been no subsequent events that would require recognition and/or disclosure in the financial statement as of December 31, 2022.

3.   Assets Segregated For Regulatory Purposes
At December 31, 2022, the Company held cash of $67,737 segregated in special reserve bank accounts for the exclusive benefit of customers under Rule 15c3-3 under the Securities Exchange Act of 1934 ("Exchange Act Rule 15c3-3").

4.   Receivable from and Payable to Brokers, Dealers and Clearing Organizations

At December 31, 2022, the Company had receivable from and payable to brokers, dealers and clearing organizations related to the following:

Receivable:

Securities borrowed	$	1,012,573
Correspondent broker-dealers		156,859
Clearing organizations		69,202
Securities failed to deliver		11,350
Trades in process of settlement, net		3,476
Other		9,746
	$	1,263,206

Payable:

Securities loaned	$	916,570
Correspondent broker-dealers		22,760
Securities failed to receive		20,167
Other		12,247
	$	971,744

The Company participates in the securities borrowing and lending business by borrowing and lending securities. Securities borrowed and loaned represent deposits made to or received from other broker-dealers relating to these transactions. These deposits approximate the market value of the underlying securities. All open positions are adjusted to market values daily. The Company obtains or releases collateral as prices of the underlying securities fluctuate.

The Company clears securities transactions for correspondent broker-dealers. Proprietary settled securities amounts relating to transactions for these correspondents are included in the receivable from and payable to brokers, dealers and clearing organizations. Securities owned by customers are held as

Hilltop Securities Inc.
Notes to the Statement of Financial Condition
December 31, 2022
(dollars in thousands, except par and redemption values)

collateral for receivables. At December 31, 2022, the Company held securities as collateral for the receivables from correspondents with an estimated fair value in the amount of $275,046. Financing of the correspondent proprietary securities transactions is discussed in **Note 10**, Short-Term Borrowings and Commercial Paper.

Securities failed to deliver and receive represent the contractual value of securities that have not been delivered or received subsequent to settlement date.

Certain securities lending arrangements may be eligible for offset in the statement of financial condition and /or subject to master netting arrangements or similar agreements.

The following table provides information about these receivables and payables subject to an enforceable master netting arrangement or similar agreements with offsetting rights and related collateral amounts at December 31, 2022:

				Gross amounts not offset in the statement of financial condition		
Description	Gross amounts of recognized assets/ liabilities (2)	Gross amounts offset in the statement of financial condition	Net amounts of assets/liabilities presented in the statement of financial condition	Financial instruments (3)	Cash Collateral	Net Amount
Securities borrowed (1) $	1,012,573	$ -	$ 1,012,573	$ (964,517) $	- $	48,056
Securities loaned	916,570	-	916,570	(871,037)	-	45,533

_____
(1) The Company repledged $905,690 of securities borrowed in connection with securities lending activities.
(2) Securities borrowed and loaned are not presented net on the statement of financial condition.
(3) Amounts reflect fair value of underlying collateral.

Securities Lending Activities. The Company's securities lending activities includes lending securities for other broker-dealers, lending institutions and its own clearing and retail operations. These activities involve lending securities to other broker-dealers to cover short sales, to complete transactions in which there has been a failure to deliver securities by the required settlement date and as a conduit for financing activities.

When lending securities, the Company receives cash or similar collateral and generally pays interest (based on the amount of cash deposited) to the other party to the transaction. Securities lending transactions are executed pursuant to written agreements with counterparties that generally require securities loaned to be marked-to-market on a daily basis. The Company receives collateral in the form of cash in an amount generally in excess of the fair value of securities loaned. The Company monitors the fair value of securities loaned on a daily basis, with additional collateral obtained or refunded, as necessary. Collateral adjustments are made on a daily basis through the facilities of various clearinghouses. The Company is a principal in these securities lending transactions and is liable for losses in the event of a failure of any other party to honor its contractual obligation. The Company's management sets credit limits with each counterparty and reviews these limits regularly to monitor the risk level with each counterparty. The Company is subject to credit risk through its securities lending

12

Hilltop Securities Inc.
Notes to the Statement of Financial Condition
December 31, 2022
(dollars in thousands, except par and redemption values)

activities if securities prices decline rapidly because the value of the Company's collateral could fall below the amount of the indebtedness it secures. In rapidly appreciating markets, credit risk increases due to short positions. The Company's securities lending business subjects the Company to credit risk if a counterparty fails to perform or if collateral securing its obligations is insufficient. In securities transactions, the Company is subject to credit risk during the period between the execution of a trade and the settlement by the customer.

The following table presents the remaining contractual maturities of securities lending transactions accounted for as secured borrowings at December 31, 2022:

	Remaining Contractual Maturity of the Agreements				
	Overnight and Continuous	Up to 30 days	30-90 days	Greater than 90 days	Total
Securities lending transactions					
Corporate securities	$ 113	$ -	$ -	$ -	$ 113
Equity securities	916,457	-	-	-	916,457
Total borrowings	$ 916,570	$ -	$ -	$ -	$ 916,570
Gross amount of recognized liabilities for securities lending					$ 916,570
Amount related to agreements not included in offsetting disclosure					$ -

Money Market Programs. The Company offers clients money market investments in two fund families and the ability to sweep excess cash held in their brokerage accounts and invest in a savings account called Bank Insured Deposits at various participating banking institutions, including at the Company's banking affiliate, PlainsCapital Bank ("Bank"). The amounts held in the money market funds are interest bearing and are covered by the SIPC. Clients' assets are subject to coverage thresholds of a maximum of $500 per client. The swept cash held in client savings accounts are FDIC insured up to $250.

At December 31, 2022, there was $1,182,033 of customer funds invested in the two money market funds and $1,817,964 was of customer funds invested in the FDIC insured programs, of which the Bank, held $1,122,091.

The amount of excess cash swept to these investment products is not reported in the statement of financial condition and is not included in the computation for determination of reserve requirement pursuant to Rule 15c3-3 as client dollars are the obligations of the respective institutions and the money market fund families are an investment option that represents customer owned securities.

5.   **Receivable from and Payable to Clients**

Receivable from and payable to clients include amounts due on cash and margin transactions. Included in these amounts are receivable from and payable to noncustomers (as defined by Exchange Act Rule 15c3-3, principally officers, directors and related accounts), which aggregated approximately $25 and $13, respectively, at December 31, 2022. Securities owned by customers and noncustomers that collateralize the receivables are not reflected in the accompanying financial statement.

Hilltop Securities Inc.
Notes to the Statement of Financial Condition
December 31, 2022
(dollars in thousands, except par and redemption values)

The Company pledges client securities as collateral in conjunction with the Company's securities lending activities. At December 31, 2022, the Company had $392,176 of client securities under customer margin loans that were available to be pledged, of which the Company had repledged approximately $10,880 under securities loan agreements.

The Company pays interest on certain customer balances available for reinvestment. The aggregate balance of such funds was approximately $274,992 at December 31, 2022. During the year ended December 31, 2022, the interest rates paid on these balances was 0.01% to 1.10%. While the Company pays interest on these funds at varying rates, the rate paid at December 31, 2022 was 1.10% and the weighted average interest rate paid during the year ended December 31, 2022 was 0.25%.

6.   **Securities Owned and Securities Sold, not yet Purchased**

At December 31, 2022, securities owned and securities sold, not yet purchased, both of which were carried at fair value, included the following:

ASSETS

Securities owned:

U. S. treasury securities	$	10,466
U. S. government agencies:		
Bonds		20,878
Residential mortgage-backed securities		214,014
Collateralized mortgage obligations		182,717
Corporate debt securities		42,685
States and political subdivisions		260,271
Private-label issuers		9,265
Commercial paper		8,006
Certificates of deposit		1,598
Options		56
Equity securities		24
	$	749,980

LIABILITIES

Securities sold, not yet purchased:

U. S. treasury securities	$	22,338
Corporate debt securities		26,944
Equity securities		3,168
Private-label issuers		573
	$	53,023

At December 31, 2022, none of the above securities were pledged as security deposits at clearing organizations for the Company's clearing business. Additional securities have been pledged to secure short-term borrowings, see **Note 10**.

Hilltop Securities Inc.
Notes to the Statement of Financial Condition
December 31, 2022
(dollars in thousands, except par and redemption values)

7.   Derivative Financial Instruments

The Company uses various derivative financial instruments to mitigate interest rate risk. The Company uses forward commitments to both purchase and sell mortgage backed securities to facilitate customer transactions and as a means to hedge related exposure to interest rate risk in certain inventory positions. Additionally, the Company uses U.S. treasury bond, Eurodollar futures and options, credit default swaps and MMD rate locks to hedge changes in the fair value of its securities.

As described in **Note 2**, the Company participates in various hedging activities and at December 31, 2022, the Company's derivative positions associated with these activities and the changes in fair value of these derivatives, which are recorded in net gains on principal transactions on the statement of income, for the year ended December 31, 2022 are presented below:

	Notional Amount	Estimated Fair Value
Commitments to purchase TBAs	$ 819,681	$ 2,435
Commitments to sell TBAs	1,014,540	7,384
Interest rate swaps	34,000	(1,438)
Credit default swaps	3,000	(2)
Eurodollar futures	2,612,000	-
U.S. treasury futures	186,500	-

At December 31, 2022, the Company advanced cash collateral totaling $6,918 on its U.S. treasury bond futures and options and Eurodollar futures. This amount is included in other assets within the statement of financial condition.

Certain derivative arrangements may be eligible for offset in the statement of financial condition and /or subject to master netting arrangements or similar agreements.

Hilltop Securities Inc.
Notes to the Statement of Financial Condition
December 31, 2022
(dollars in thousands, except par and redemption values)

The following table provides information about these derivative arrangements subject to an enforceable master netting arrangement or similar agreements with offsetting rights and related collateral amounts at December 31, 2022:

Description	Gross amounts of recognized assets/ liabilities	Gross amounts offset in the statement of financial condition	Net amounts of assets/liabilities presented in the statement of financial condition	Gross amounts not offset in the statement of financial condition		
				Financial instruments	Cash Collateral	Net Amount
Assets:						
Commitments to purchase TBAs	$ 2,438	$ -	$ 2,438	$ (2,438)	$ -	$ -
Commitments to sell TBAs	7,519	-	7,519	(7,519)	-	-
Liabilities:						
Commitments to purchase TBAs	3	-	3	(3)	-	-
Commitments to sell TBAs	135	-	135	(135)	-	-
Interest rate swaps	1,438	-	1,438	(1,438)	-	-
Credit default swaps	2	-	2	(2)	-	-

8.   Fair Value of Financial Instruments

Recurring Basis:
The following table summarizes by level within the fair value hierarchy securities owned, at fair value, securities sold, not yet purchased, at fair value and derivatives as of December 31, 2022:

Hilltop Securities Inc.
Notes to the Statement of Financial Condition
December 31, 2022
(dollars in thousands, except par and redemption values)

	Level 1	Level 2	Level 3	Total
ASSETS				
Securities owned, at fair value				
U. S. treasury securities	$ 10,466	$ -	$ -	$ 10,466
U. S. government agencies:				
Bonds	-	20,878	-	20,878
Residential mortgage-backed securities	-	214,014	-	214,014
Collateralized mortgage obligations	-	182,717	-	182,717
Corporate debt securities	-	42,685	-	42,685
States and political subdivisions	-	260,271	-	260,271
Private-label issuers	-	9,265	-	9,265
Commercial paper	-	8,006	-	8,006
Certificates of deposit	-	1,598	-	1,598
Options	-	56	-	56
Equity securities	24	-	-	24
	$ 10,490	$ 739,490	$ -	$ 749,980
Derivative financial instruments				
Commitments to purchase TBAs	$ -	$ 2,438	$ -	$ 2,438
Commitments to sell TBAs	-	7,519	-	7,519
	$ -	$ 9,957	$ -	$ 9,957

	Level 1	Level 2	Level 3	Total
LIABILITIES				
Securities sold, not yet purchased, at fair				
U. S. treasury securities	$ 22,338	$ -	$ -	$ 22,338
Corporate debt securities	-	26,944	-	26,944
Equity securities	3,168	-	-	3,168
Private-label issuers:	-	573	-	573
	$ 25,506	$ 27,517	$ -	$ 53,023
Derivative financial instruments				
Commitments to purchase TBAs	$ -	$ 3	$ -	$ 3
Commitments to sell TBAs	-	135	-	135
Interest rate swaps	-	1,438	-	1,438
Credit default swaps	-	2	-	2
	$ -	$ 1,578	$ -	$ 1,578
Net assets (liabilities)	$ (15,016)	$ 720,352	$ -	$ 705,336

Hilltop Securities Inc.
Notes to the Statement of Financial Condition
December 31, 2022
(dollars in thousands, except par and redemption values)

Non-Recurring Basis:
The following table presents the carrying values, estimated fair values at December 31, 2022, of financial assets and liabilities, excluding financial instruments that are carried at fair value on a recurring basis, and their classification within the fair value hierarchy:

	Carrying Value	Level 1	Level 2	Level 3	Total
FINANCIAL ASSETS					
Cash	$ 13,160	$ 13,160	$ -	$ -	$ 13,160
Assets segregated for regulatory purposes	67,737	67,737	-	-	67,737
Receivable from brokers, dealers and clearing organizations	1,263,206	69,202	1,194,004	-	1,263,206
Receivable from clients, net of allowance for credit losses of $234	282,399	-	282,399	-	282,399
Securities purchased under agreements to resell	118,070	-	118,070	-	118,070
Other assets and receivables	-	-	-	-	-
	$ 1,744,572	$ 150,099	$ 1,594,473	$ -	$ 1,744,572

	Carrying Value	Level 1	Level 2	Level 3	Total
FINANCIAL LIABILITIES					
Payable to brokers, dealers, and clearing organizations	$ 971,744	$ -	$ 971,744	$ -	$ 971,744
Payable to clients	294,316	-	294,316	-	294,316
Drafts payable	17,265	-	17,265	-	17,265
Securities sold under agreements to repurchase	375,288	-	375,288	-	375,288
Commercial paper	217,592	-	217,592	-	217,592
Notes payable due to affiliate	56,250	-	56,250	-	56,250
Subordinated debt due to affiliate	42,000	-	42,000	-	42,000
Accrued expenses and other liabilities	133,104	-	133,104	-	133,104
	$ 2,107,559	$ -	$ 2,107,559	$ -	$ 2,107,559

9.   Securities Purchased/Sold Under Agreements to Resell/Purchase

At December 31, 2022, the Company held reverse repurchase agreements, collateralized by U.S. government and government agency obligations and securities sold under repurchase agreements. These securities are reported on a gross basis in the statement of financial condition.

Securities sold under repurchase agreements, which are secured borrowings, generally mature overnight with some maturing up to 95 days from the transaction date. Securities sold under repurchase agreements are reflected at the amount of cash received in connection with the transactions. The Company may be required to provide additional collateral based on the fair value of the underlying securities. The Company monitors the fair value of the underlying securities on a daily basis.

Hilltop Securities Inc.
Notes to the Statement of Financial Condition
December 31, 2022
(dollars in thousands, except par and redemption values)

Certain reverse repurchase and repurchase agreements may be eligible for offset in the statement of financial condition and /or subject to master netting arrangements or similar agreements.

The following table provides information about these instruments subject to an enforceable master netting arrangement, repurchase agreements or similar agreements with offsetting rights and any related collateral amounts at December 31, 2022:

				Gross amounts not offset in the statement of financial condition		
Description	Gross amounts of recognized assets/ liabilities	Gross amounts offset in the statement of financial condition	Net amounts of assets/liabilities presented in the statement of financial condition	Financial instruments [1]	Cash Collateral	Net Amount
Reverse repurchase agreements	$ 118,070	$ -	$ 118,070	$ (115,302)	$ -	$ 2,768
Repurchase agreements	375,288 [2]	-	375,288	375,288 [3],[4]	-	-

_____

[1] Amounts reflect fair value of underlying collateral.
[2] $78,310 transacted with the Bank.
[3] $78,731 transacted with the Bank.
[4] In certain instances, the Company is over-collateralized since the actual amount of collateral pledged exceeds the financial liability. As a result, the actual amount of collateral pledged that is reported in the Statement of Financial Condition may be greater than the amount shown in the table.

The following table presents the remaining contractual maturities of repurchase agreements accounted for as secured borrowings at December 31, 2022:

	Remaining Contractual Maturity of the Agreements				
	Overnight and Continuous	Up to 30 days	30-90 days	Greater than 90 days	Total
Repurchase agreements					
Asset backed securities	$ 208,926	$ 2,539	$ 141,461	$ 22,362	$ 375,288
Total borrowings	$ 208,926	$ 2,539	$ 141,461	$ 22,362	$ 375,288
Gross amount of recognized liabilities for repurchase agreements				$	375,288
Amount related to agreements not included in offsetting disclosure				$	-

10. Short-Term Borrowings and Commercial Paper

Uncommitted lines of credit
The Company has credit arrangements with commercial banks, which include broker loan lines up to $600,000. These lines of credit are used primarily to finance securities owned, securities held for

Hilltop Securities Inc.
Notes to the Statement of Financial Condition
December 31, 2022
(dollars in thousands, except par and redemption values)

correspondent broker-dealer accounts, receivables in customers' margin accounts and underwriting activities. These lines may also be used to release pledged collateral against day loans. These credit arrangements are provided on an "as offered" basis and are not committed lines of credit. These arrangements can be terminated at any time by the lender. Any outstanding balances under these credit arrangements are due on demand and bear interest at rates indexed to the federal funds rate (4.33% at December 31, 2022). At December 31, 2022, there was $57,500 outstanding under these secured arrangements, which was collateralized by securities held for correspondent broker-dealer accounts valued at $201,217.

Committed lines of credit
At December 31, 2022, the Company had three committed revolving credit facilities with unaffiliated banks totaling $250,000. When drawn, the interest rate charged on the outstanding amounts is equal to the federal funds rate plus 100 basis points. Two of the agreements require the Company to maintain a tangible net worth of at least $170,000 and one of the agreements requires the Company to maintain a tangible net worth of at least $250,000. At December 31, 2022, there were no outstanding amounts under the committed revolving credit facilities.

The Company pledges customer securities to the Option Clearing Corporation to support open customer positions. At December 31, 2022, the Company had pledged $125,983 to support these open customer positions.

In August 2021, the Company entered into a revolving promissory note with the Parent to borrow up to $50,000. The Company pays an interest rate equal to the prime rate published in *The Wall Street Journal* plus 2.0% per annum on any outstanding borrowings. Additionally, the Company pays an annual commitment fee of 0.30% per annum, which is payable on a quarterly basis. The revolving promissory note matures in August 2026. At December 31, 2022, there were no amounts outstanding on the revolving promissory note.

Commercial Paper
In November 2019 and December 2019, the Company initiated two commercial paper programs, in the ordinary course of its business, of which the net proceeds (after deducting related issuance expenses) from the sale will be used for general corporate purposes, including working capital and the funding of a portion of its securities inventories. The commercial paper notes ("CP Notes") can be issued with maturities of 14 days to 270 days from the date of issuance. The CP Notes are issued under two separate programs, Series 2019-1 CP Notes ("Series 2019-1 CP Notes") and Series 2019-2 CP Notes ("Series 2019-2 CP Notes"), with the maximum amount of senior secured commercial paper notes that may be issued under the programs of $300,000 and $200,000, respectively. The CP Notes are not redeemable prior to maturity or subject to voluntary prepayment and do not bear interest, but are sold at a discount to par. The discount to maturity is based on an interest factor. The minimum denomination is $100 with integral multiples of $1 for Series 2019-1 CP Notes and $5 for Series 2019-2 CP Notes in excess of this denomination. The minimum issuance amount is $1,000 for the Series 2019-2 CP Notes, only. The CP Notes are secured by a pledge of collateral owned by the Company, guarantees by the Company, see **Note 17** and the maintenance by the Company of a minimum of $100,000 in excess regulatory net capital. The Company is required to maintain a level of collateral in a control account held by the indenture trustee that exceeds the principal amount of the CP Notes outstanding by a percentage determined by the type of eligible collateral pledged on any business day. As of December 31, 2022, the weighted average maturity of the CP Notes was 138 days at a rate of 4.96%, with a weighted average remaining life until maturity of

Hilltop Securities Inc.
Notes to the Statement of Financial Condition
December 31, 2022
(dollars in thousands, except par and redemption values)

65 days. At December 31, 2022, the amount outstanding under these secured arrangements was $217,592, which was collateralized by securities held for firm accounts valued at $239,375.

11. Note Payable Due to Affiliate and Subordinated Debt Due to Affiliate

In August 2021, the Company entered into a promissory note agreement with the Parent to borrow $75,000. The Company pays interest quarterly at a rate of 3.0% per annum. The note matures in August 2026. At December 31, 2022, there was $56,250 outstanding under this note.

In January 2016, the Company entered into an agreement with First Southwest Holdings LLC for a $42,000 subordinated loan agreement with Securities Holdings paying interest semi-annually at a rate of 4.35% per annum. The agreement had a scheduled maturity date in January 2021 with automatic one year extensions unless notified by "lender" that the maturity date would not be extended. The agreement was entered into as part of the merger of FSC with the Company. In August of 2018, the subordinated loan with Securities Holdings were contributed to the Parent, with a balance of $42,000, at the time of the contribution, plus interest to be paid to the Parent. As such, at December 31, 2022, there was $42,000 outstanding under the subordinated loan agreement.

The subordinated debt is available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid, unless approved by FINRA.

12. Income Taxes

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2022 are presented below:

Deferred tax assets:		
Compensation and benefits	$	10,810
Operating lease liabilities		5,881
Deferred income		556
Realized built-in loss carryforward		523
Net operating loss carryforward		375
Reserves		54
Other		64
Total gross deferred tax asset		18,263
Deferred tax liabilities:		
Fixed Assets		(5,059)
Operating lease assets		(2,953)
Intangible assets		(407)
Total gross deferred tax liability		(8,419)
Net deferred tax asset	$	9,844

Hilltop Securities Inc.
Notes to the Statement of Financial Condition
December 31, 2022
(dollars in thousands, except par and redemption values)

The Company evaluated the realizability of its deferred tax assets and concluded, based on the Company's history of profitability and future earnings projections, that a valuation allowance was not required.

At December 31, 2022, the Company had recognized built-in losses ("RBIL") of $523 from the 2015 merger with the Parent. These RBILs, that were recognized during a five-year recognition period from January 1, 2020, are subject to the annual Section 382 limitation rules and expected to be fully realized prior to expiration. At December 31, 2022, the Company had net operating loss ("NOL") carryforwards for state income tax purposes of $475. These net operating loss carryforwards expire in 2030 and later years. The RBILs and NOLs are expected to be fully realized prior to any expiration through implementation of certain tax planning strategies, core earnings, and reversal of timing differences.

Management is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement, which could result in the Company recording a tax liability. At December 31, 2022, the total amount of gross unrecognized tax benefits was $863, if recognized, and the total amount that would favorably impact the Company's effective tax rate and reduce income tax expense was $682.

The aggregate changes in gross unrecognized tax benefits, which exclude interest and penalties, are as follows:

Balance at December 31, 2021	$	1,067
Increases related to tax positions taken during the current year		40
Lapse of applicable statute of limitations		(244)
Balance at December 31, 2022	$	863

With limited exception, the Company is no longer subject to U.S. federal tax examinations for tax years preceding 2019. The Company is open for various state tax examinations for tax years 2018 and later.

The amount of current federal and state taxes receivable from the Parent included in other assets on the statement of financial condition was $1,356 and $537, respectively, at December 31, 2022. The amount of current state taxes payable to the Parent included in other liabilities on the statement of financial condition was $1,212 at December 31, 2022.

13. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires that it maintains minimum net capital, as defined in Rule 15c3-1 under the Exchange Act, equal to the greater of $1,000 or 2% of aggregate debit balances, as defined in Exchange Act Rule 15c3-3. The Company is also subject to the net capital requirements of the CFTC Regulation 1.17 ("Rule 1.17") and the National Futures Association, and is required to maintain "adjusted net capital" equal to or in excess of the greater of $45 or the amount of net capital required by Rule 15c3-1. At December 31, 2022, the Company had net capital of approximately $261,665, which is approximately $253,460 in excess of its minimum net capital requirement of

Hilltop Securities Inc.
Notes to the Statement of Financial Condition
December 31, 2022
(dollars in thousands, except par and redemption values)

approximately $8,205 at that date. Additionally, the Rule provides that equity capital may not be withdrawn, or cash dividends paid if resulting net capital would be less than 5% of aggregate debit items.

At December 31, 2022, the Company had net capital of approximately $241,151 in excess of 5% of aggregate debit items.

14. Affiliate Transactions

The Company clears customer transactions for MIN, an affiliate. Based on an agreement with this entity, the Company receives a fee for clearing MIN trades. The Company provides accounting, administrative services, management services and office facilities to MIN in accordance with an expense sharing agreement (the "Agreement"). Under the Agreement, the Parent processes invoices and the Company pays expenses on behalf of MIN. Under an informal agreement, the company collects revenues and processes receipts on behalf of MIN. the net effects of these transactions are recorded in either receivable from or payable to brokers, dealers, and clearing organizations on the Statement of Financial condition. In accordance with the Agreement, net intercompany amounts are settled periodically with the company and the Parent.

The Company, as clearing broker for its affiliate, has the right to charge customer losses back to the affiliate.

Clients and correspondents of the Company have the option to invest in a savings account at the Bank, (**Note 4)**.

The Company makes loans to employees, primarily financial advisors, mainly for recruiting and retention purposes. The amount of loans to employees is included in other assets in the statement of financial condition in the amount of $11,083. The Company has recorded an allowance for credit losses, included in other assets in the statement of financial condition, of $2,776. See discussion of the Company's CECL considerations in **Note 2**.

At December 31, 2022, the Company had $78,310 repurchase agreement with the Bank. During the year ended December 31, 2022, the Company paid interest of $2,178 on these transactions (see **Note 9**).

The Company has various expense sharing arrangements with the Parent, Securities Holdings and other subsidiaries of the Parent. These expense sharing agreements outline the types of expenses that will be passed through to the Company, including but not limited to compensation expense, use of Parent assets, and administrative services performed by the Parent or subsidiaries of the Parent. On the statement of financial condition, the total receivable includes $4,475 from First Southwest Holdings LLC and its subsidiaries, $2,812 from the Bank and $355 from Hilltop Securities Insurance Agency. The total payable includes $9,810 to First Southwest Holdings LLC and its subsidiaries, $6,608 to Securities Holdings, $5,274 to MIN, which is reported in payable to brokers, dealers and clearing organizations on the statement of financial condition, $2,418 to the Parent, $2 to PrimeLending, a subsidiary of the Bank and a $300 clearing deposit to MIN, which is reported in payable to clients on the statement of financial condition.

Hilltop Securities Inc.
Notes to the Statement of Financial Condition
December 31, 2022
(dollars in thousands, except par and redemption values)

15.   **Employee Benefits**

The Parent has a defined contribution retirement plan pursuant to Section 401 of the Internal Revenue Code (the Code) whereby eligible participants may elect to contribute a percentage of their compensation up to a maximum allowed under the Code. In addition, the plan also provides for a matching contribution by the Company based on a percentage of participants' contributions. The Company's matching contributions vest in three equal annual installments.

Since 2012, the Parent has issued stock-based incentive awards pursuant to the Hilltop Holdings Inc. 2012 Equity Incentive Plan (the "2012 Plan"). In July 2020, pursuant to stockholders' approval, the Company adopted the Hilltop Holdings Inc. 2020 Equity Incentive Plan (the "2020" Plan). The 2020 plan serves as successor to the 2012 Plan. The 2012 Plan and the 2020 Plan are referred to collectively as "the Equity Plans." The Equity Plans provide for the grant of nonqualified stock options, stock appreciation rights, restricted stock, ("RSUs"), performance awards, dividend equivalent rights and other awards to employees of the Parent, its subsidiaries and outside directors of the Parent. Shares available for grant under the 2012 Plan that were reserved but not issued as of the effective date of the 2020 Plan were added to the reserves of the 2020 Plan. No additional awards may be made under the 2012 Plan, but the 2012 Plan remains in effect as to outstanding awards. Outstanding awards under the Equity Plans continue to be subject to the terms and conditions of the respective plans. The number of shares authorized for issuance pursuant to awards under the 2020 Plan is 3,650,000 plus any shares that become available upon the forfeiture, expiration, cancellation or settlement in cash awards outstanding under the 2012 Plan as of

April 30, 2020. At December 31, 2022, 2,469,241 shares of common stock remained available for issuance pursuant to awards granted under the 2020 Plan, excluding shares that may be delivered pursuant to outstanding awards.

The following table summarizes information about non-vested RSU activity:

	RSU	
	Outstanding	Weighted Average Grant Date Fair Value
Balances at December 31, 2021	425,944	$ 22.39
Granted	62,152	32.99
Vested/Released	(172,885)	20.24
Forfeited	(91,819)	22.31
Balances at December 31, 2022	223,392	$ 27.23

Upon vesting of the shares granted under the Parent's restricted stock plans, the grantees may choose to sell a portion of their vested shares to the Parent to cover the tax liabilities arising from the vesting.

In July 2020, pursuant to stockholders' approval, the Parent adopted the Hilltop Holdings Inc. Employee Stock Purchase Plan (the "ESPP") to provide a means for eligible employees of the Company to purchase shares of the Parent's common stock at a discounted price by accumulating funds, normally through payroll deductions and is intended to qualify under Section 423 of the Internal Revenue Code.

Hilltop Securities Inc.
Notes to the Statement of Financial Condition
December 31, 2022
(dollars in thousands, except par and redemption values)

Participating employees may purchase shares of common stock at 90% of the fair market value on the last day of each quarterly offering period. The initial offering period commenced on January 1, 2021.

16. Leases

The Company leases space, primarily for corporate offices, branch facilities and certain equipment under operating lease agreements. Certain of the Company's leases have options to extend, with the longest extension option being ten years, and some of the Company's leases include options to terminate within one year. The Company's leases contain customary restrictions and covenants. The Company has certain intercompany leases and subleases with the Parent's other subsidiaries and are reflected in the table and information presented below.

The Company does not generally enter into leases that contain variable payments, other than due to the passage of time. The Company's weighted average remaining lease term and weighted average discount rate as of December 31, 2022 were 5 years and 3.05%, respectively.

Future minimum lease payments under the leasing standard as of December 31, 2022 are presented below:

2023	$	8,182
2024		6,531
2025		5,410
2026		4,942
2027		5,288
Thereafter		15,541
Total Minimum lease payments	$	45,894
Amount representing interest		(4,105)
Present value of minimum lease payments	$	41,789

17. Commitments and Contingencies

Underwriting. Through its participation in underwriting corporate and municipal securities, the Company could expose itself to material risk that securities the Company has committed to purchase cannot be sold at the initial offering price. Federal and state securities laws and regulations also affect the activities of underwriters and impose substantial potential liabilities for violations in connection with sales of securities by underwriters to the public. At December 31, 2022, the Company had no liabilities due under outstanding underwriting arrangements.

Litigation. The Company may be involved, in the normal course of business, in legal, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its operations. These include proceedings specific to the Company, as well as proceedings generally applicable to business practices in the industries in which it operates. Uncertain economic conditions, volatility in the financial markets, and significant recently enacted financial reform legislation may increase the likelihood that clients and other persons or regulators may present or threaten legal claims or that regulators increase the scope or frequency of examinations of the Company or the financial services industry generally.

Hilltop Securities Inc.
Notes to the Statement of Financial Condition
December 31, 2022
(dollars in thousands, except par and redemption values)

As with other financial services firms, the level of regulatory activity and inquiry concerning the Company's businesses remains elevated. From time to time, the Company receives requests for information from, and/or has been subject to examination or claims by, the SEC, the FINRA, and other governmental and quasi-governmental authorities concerning the Company's business activities and practices. These legal and regulatory inquiries, proceedings and potential disputes are subject to uncertainties and, as such, the Company is unable to predict the ultimate resolution or range of loss that may result. In accordance with applicable accounting standards, the Company establishes an accrued liability for contingent litigation and regulatory matters when those matters present loss contingencies that are both probable and can be reasonably estimated. In such cases, there still may be an exposure to loss in excess of any amounts reasonably estimated and accrued. When a loss contingency is not both probable and estimable, the Company does not establish an accrued liability, but continues to monitor, in conjunction with any outside counsel handling a matter, further developments that would make such loss contingency both probable and reasonably estimable. Once the Company establishes an accrued liability with respect to a loss contingency, the Company continues to monitor the matter for further development that could affect the amount of the accrued liability that has been previously established, and any appropriate adjustments are made each quarter.

On June 8, 2022, WR Investments, LP ("WR") filed claims against the Company, et al. through FINRA Dispute Resolution, Midwest Region. WR alleges it suffered a $13,000 loss in its sale of subordinated bonds related to a portfolio of senior living facilities sold by an affiliate of WR. The Company believes the claims are without merit and intends to vigorously defend against such claims. There can be no assurance, however, that the Company will be successful. At present, the Company is unable to estimate the probability or amount of potential losses, if any, related to these claims.

Guarantees. The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual indemnifications, provisioned in the Company's client clearing agreements, are entered into in the normal course of business and may expose the Company to off-balance-sheet credit risk. Pursuant to the clearing agreement, the Company is required to reimburse the Company's clearing broker, without limit, for any losses incurred due to a counterparty's failure to satisfy its contractual obligations. However, these transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date. The Company's customer securities activities are transacted on a delivery versus payment, cash or margin basis. In delivery versus payment transactions, the Company is exposed to risk of loss in the event of the customers' or brokers' inability to meet the terms of their contracts. In margin transactions, the Company extends credit to clients collateralized by cash and securities in their account. In the event the customers or brokers fail to satisfy their obligations, the Company may be required to purchase or sell securities at prevailing market prices in order to fulfill the obligations. The Company's exposure to credit risk can be directly impacted by volatile securities markets, which may impair the ability of counterparties to satisfy their contractual obligations. The Company seeks to control its credit risk through a variety of reporting and control procedures, including establishing credit limits based upon a review of the customers' financial condition and credit ratings. The Company seeks to control the risk associated with its customer margin transactions by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company also monitors required margin levels daily and, pursuant to its guidelines, requires customers to deposit additional collateral, or reduce positions, when necessary. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to

Hilltop Securities Inc.
Notes to the Statement of Financial Condition
December 31, 2022
(dollars in thousands, except par and redemption values)

make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications.

The Company is a member of multiple exchanges and clearinghouses. Under the membership agreements, members are generally required to guarantee the performance of other members. Additionally, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. The Company's maximum potential liability under these arrangements cannot be quantified. However, the potential for the Company to be required to make payments under these arrangements is unlikely. Accordingly, no contingent liability is recorded in the financial statement for these arrangements.

18. Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company executes, settles and finances various securities transactions that may expose the Company to off-balance sheet risk in the event that a customer or counterparty does not fulfill its contractual obligations. Examples of such transactions include the sale of securities not yet purchased by customers or for the account of the Company, use of derivatives to support certain non-profit housing organization clients, clearing agreements between the Company and various clearinghouses and broker-dealers, secured financing arrangements that involve pledged securities, and when-issued underwriting and purchase commitments.

As part of its normal brokerage activities, the Company sells securities not yet purchased (short sales) for its own account. The establishment of short positions exposes the Company to market risk if prices increase, as the Company may be obligated to acquire the securities at prevailing market prices.

The Company seeks to control the risks associated with its customers' activities, including those of customer accounts of its correspondents for which it provides clearing services, by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The required margin levels are monitored daily and, pursuant to such guidelines, customers are required to deposit additional collateral or to reduce positions when necessary.

A portion of the Company's customer activity involves short sales and the writing of option contracts. Such transactions may require the Company to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' obligations.

At times, the Company lends money using reverse repurchase agreements. These positions are collateralized by U.S. government and government agency securities. Such transactions may expose the Company to off-balance-sheet risk in the event such borrowers do not repay the loans and the value of collateral held is less than that of the underlying receivable. These agreements provide the Company with the right to maintain the relationship between market value of the collateral and the receivable.

The Company arranges secured financing by pledging securities owned and unpaid customer securities for short-term borrowings to satisfy margin deposits of clearing organizations. The Company also actively participates in the borrowing and lending of securities. In the event the counterparty in these and other securities loaned transactions is unable to return such securities pledged or borrowed or to repay the deposit placed with them, the Company may be exposed to the risks of acquiring the securities at prevailing market prices or holding collateral possessing a market value less than that of the related

Hilltop Securities Inc.
Notes to the Statement of Financial Condition
December 31, 2022
(dollars in thousands, except par and redemption values)

pledged securities. The Company seeks to control the risks by monitoring the market value of securities pledged and requiring adjustments of collateral levels where necessary.

19.   Preferred Stock

On October 17, 1997, the Company's Board of Directors ("Board") authorized 100,000 shares of preferred stock. Simultaneously, the Board designated 5,000 shares of the authorized preferred stock as

Series A Preferred Stock. Up to 50 shares of the Series A Preferred Stock, which has a par value of $20, can be issued to each of up to 100 qualified participants. Qualified participants are broker-dealers registered under the Exchange Act who clear their proprietary transactions through the Company and who represent that they are subject to net capital rules of the SEC and other self-regulatory organizations to

which such broker-dealers report. The Series A Preferred Stock is nonvoting and nonconvertible to common stock, and it is entitled to noncumulative cash dividends when, as and if declared by the Board. The Series A Preferred Stock is redeemable at any time by the Company at a redemption price of $1,000 per share.

20.   Proprietary Accounts of Broker-Dealers ("PAB") Reserve Requirements

The Company performs calculations of PAB reserve requirements in accordance with SEC Rule 15c3-3. At December 31, 2022, the Company did not have a PAB reserve requirement and has no amount on deposit.